EXHIBIT 99.1

EDAP Secures Market Clearance for Its Sonolith(R) Lithotripters in Major Asian Markets

-- Latest and Modular Model, Sonolith® i-move, is Now Approved in Japan --

-- Fully Integrated and Robotized Model, Sonolith® i-sys, is Approved in Taiwan --

LYON, France, June 14, 2011 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today the approval of its Sonolith® i-move lithotripter by the Japanese Health Authorities allowing for the marketing of EDAP's innovative Sonolith i-move lithotripter in the Japanese territory. EDAP also announced today the approval of its Sonolith® i-sys high-end integrated lithotripter in Taiwan.

Japan lithotripsy market ranks number one worldwide with the largest number of installed lithotripters. With Japanese Authorities granting EDAP with marketing approval for its latest Sonolith i-move device, EDAP will now offer a complete range of innovative lithotripters to Japanese hospitals and clinics, going from a compact, modular and flexible Sonolith i-move concept to a fully integrated robotized high-end Sonolith i-sys device. EDAP's dedicated and experienced direct sales force is fully committed to address the Japanese market where there is a strong orientation towards innovation and state-of-the-art technologies.

With the addition of EDAP's Sonolith i-sys approval in Taiwan, EDAP will further expand its activities in this mature market, which accounts for more than an estimated one hundred installed lithotripters. Sonolith i-sys will be distributed in Taiwan by Lotus Meditec, a well-established partner with expertise in lithotripsy and a very successful track record in the field thanks to their long term experience in the market. The Taiwanese Health Authorities are currently reviewing the marketing application for EDAP's next generation lithotripsy device, Sonolith i-move.

Marc Oczachowski, Chief Executive Officer of EDAP TMS, commented, "We are very pleased to receive these approvals for both our Sonolith i-move and Sonolith i-sys lithotripters for their marketing in major Asian lithotripsy markets. Our renewed product range inclusive of Sonolith i-move lithotripter is now approved in nearly all markets offering non-invasive high-standard treatments to patients around the globe suffering from urinary stones."

Marc Oczachowski continued, "It further validates EDAP's focused strategy aimed at expanding our business through innovation programs and regulatory approvals. This leads to gaining market share for our renewed range of lithotripters in major markets worldwide, supported by dedicated sales force and distribution partners."

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multicenter U.S. Phase II/III clinical trial under an Investigational Device Exemption granted by the FDA. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the company, please visit http://www.edap-tms.com, http://www.hifu-planet.com.

CONTACT:  Blandine Confort
          Investor Relations / Legal Affairs
          EDAP TMS SA
          +33 4 72 15 31 72
          bconfort@edap-tms.com

          Investors:
          Stephanie Carrington
          The Ruth Group
          646-536-7017
          scarrington@theruthgroup.com